UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 5 December, 2022
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES:
Sens Announcements dated 2 December 2022: Appointment of non-executive director

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol or the Company)

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Shareholders are advised in terms of paragraph 3.59 of the JSE Listings Requirements that
Mr Andreas Schierenbeck has been appointed as independent non-executive director of Sasol Limited with effect from 1 January 2023.

Andreas is the founder and a director of HH
2
E, a green hydrogen company dedicated to producing
green hydrogen for the German market. He was the Chief Executive Officer of international energy company Uniper between 2019 and 2021, where he shaped and started executing the company’s decarbonising strategy with the aim of decarbonising by 2035. Prior to joining Uniper, Andreas was
Chief Executive Officer of ThyssenKrupp Elevator.

Mr Sipho Nkosi, the Chairman of the Sasol board of directors, said: "I am pleased to welcome
Andreas to the Sasol Board. I am confident his appointment will strengthen our decarbonisation efforts, in line with our confirmed climate change targets. In particular, we look forward to benefiting from Andreas’ skills, expertise and experience as we pursue further decarbonisation opportunities through the green hydrogen value chain.”

2 December 2022
Sandton

Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 5 December 2022 By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary